UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2026
Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Grab To Acquire Digital Investing Platform, Stash Financial, Inc.

On February 12, 2026 Singapore time, Grab Holdings Limited (“Grab”) announced that it had signed definitive agreements to acquire 100% of the equity interest in Stash Financial, Inc. (“Stash”), a U.S. digital financial services company, with the payment for 50.1% equity interest to be made at Closing and for the remaining interest to be made over three years post-Closing, subject to the terms and conditions therein. The announcement is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Grab Accelerates Financial Services Roadmap with Acquisition of Digital Investing Platform, Stash Financial, Inc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED
	By:	_/s/ Peter Oey____________________
Date: February 11, 2026		Name: Peter Oey
Title: Director and Chief Financial Officer